September 6, 2016

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Rational Iron Horse Fund, File No. 333-212618 – Request to Withdraw Registration Statement Filed on Form N-14

Ladies and Gentleman:

Mutual Fund & Variable Insurance Trust (the “Trust”) has determined that the Form N-14 filed on its behalf on July 21, 2016 (SEC Accession No. 0001580642-16-009821) was incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the N-14 be withdrawn. The Trust confirms that no securities were sold in connection with the offering.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew J. Davalla

Andrew J. Davalla

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297	mw

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